UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 18, 2024

SELINA HOSPITALITY PLC

27 Old Gloucester Street

London WC1N 3AX

United Kingdom

Tel: +44 118 974 0069

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Default notice and update on liquidity position and listing status

Notice of default from Inter-American Investment Corporation

On July 16, 2024, Inter-American Investment Corporation (“IDB Invest”) sent to Selina Hospitality PLC (the “Company”) and the other obligors under IDB Invest’s $50.0 million loan facility entered into on November 20, 2020 (the “IDB Facility”) among IDB Invest, Selina Global Services Spain S.L., a subsidiary of the Company (“Selina Spain”), as the borrower, and Selina Operation One (1) S.A., the holding company of the group’s Latin American operations, a default notice and reservation of rights letter (the “IDB Notice”) regarding the failure of the obligors to pay interest in the amount of $455,250.38 that was due on July 15, 2024. According to the IDB Notice, the failure to pay such amount constitutes an event of default under the IDB Facility entitling IDB Invest to, among other things, accelerate the outstanding amounts due under the IDB Facility, which had an outstanding principal amount of approximately $44.1 million as of July 15, 2024, and seek to enforce its rights against the collateral and guarantees that secure the IDB Facility. IDB Invest currently holds collateral arrangements over many of the group’s assets in Latin America and an event of default under the IDB Facility could trigger cross-defaults under other loan facilities and/or note indentures with the Company and other companies within the group.

Update regarding liquidity position

As previously announced by the Company on July 2, 2024, the Company is and has been facing severe cash flow and liquidity constraints and has an immediate and urgent need for further liquidity. To date, the Company has been unsuccessful in securing additional investment or realising assets. The Company continues to explore strategic alternatives, including the potential sale of assets through a UK administration process. If the Company is unable to secure financing to fund such a sales process, the Company may be required to commence formal insolvency proceedings.

Update regarding listing status

As previously announced by the Company, on April 22, 2024, May 23, 2024 and June 3, 2024, the Company had requested a hearing with the Nasdaq Hearings Panel regarding (i) a notice of delisting determination dated April 17, 2024, provided by the staff of The Nasdaq Stock Market LLC (“Nasdaq”) pursuant to Listing Rule 5810(c)(3)(A)(iii), due to the Company’s ordinary shares trading below $0.10 for 10 consecutive trading days following the Company’s previous violation of Listing Rule 5450(a)(1) resulting from the bid price of the Company’s listed securities closing at less than $1.00 per ordinary share over a period of 30 consecutive business days, and (ii) a notice from Nasdaq, dated May 20, 2024, informing the Company that the Company was delinquent in filing its Form 20-F for the year ended December 31, 2023 (“2023 20-F”) and that this non-compliance served as an additional basis for delisting the Company’s securities.

At the hearing with the Hearings Panel, which occurred on June 4, 2024, the Company presented to the Hearings Panel a plan to regain compliance with the Nasdaq listing requirements and, to date, the Company has not received a decision from the Hearings Panel on the continued listing of the Company’s securities. However, in light of the current liquidity position of the Company, the Company has paused the audit process and will not be able to complete the audit of its 2023 financial statements (in accordance with standards promulgated by the United States Public Company Accounting Oversight Board) and file its 2023 20-F by August 15, 2024, the timeline presented to the Hearings Panel as part of the Company’s proposed compliance plan. The Company’s continued failure to comply with the Nasdaq listing requirements is likely to result in the delisting of the Company’s securities from The Nasdaq Stock Exchange, although the securities may continue to trade on one of the Over-the-Counter Bulletin Board markets administered by the OTC Markets Group Inc., including the OTCQX Best Market, the OTCQB Venture Market, or the Pink Open Market.

Forward-looking information

This Report on Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, and include terms such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond our control), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon assumptions that, while we consider reasonable, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: the possible delisting of Selina’s ordinary shares from the Nasdaq Capital Market due to non-compliance with required listing standards; potential negative impacts on our financial results as a result of changes in travel, hospitality, and real estate markets, including the possibility that travel demand and pricing do not recover to the extent anticipated, particularly in the current geopolitical and macroeconomic environment; volatility in the capital markets; our ability to execute on our plans to increase occupancy and margins; the potential inability to meet our obligations under our commercial arrangements and debt instruments; delays in or cancellations of our efforts to develop, redevelop, convert or renovate the properties that we own or lease; challenges to the legal rights to use certain of our leased hotels; risks associates with operating a significant portion of our business outside of the United States; risks that information technology system failures, delays in the operation of our information technology systems, or system enhancement failures could reduce our revenues; changes in applicable laws or regulations, including legal, tax or regulatory developments, and the impact of any litigation or other legal or regulatory proceedings; possible delays in ESG and sustainability initiatives; the possibility that we may be adversely affected by other economic, business and/or competitive factors, including risks related to the impact of a world health crisis; and other risks and uncertainties described under the heading “Risk Factors” contained in the Annual Report on Form 20-F for the fiscal year ended December 31, 2022, prospectus filed on August 25, 2023 and subsequent filings with the Securities and Exchange Commission. In addition, there may be additional risks that Selina does not presently know, or that Selina currently believes are immaterial, which also could cause actual results to differ from those contained in the forward-looking statements. Nothing in this Report on Form 6-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, we do not undertake any duty to update these forward-looking statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SELINA HOSPITALITY PLC

Date: July 18, 2024	By:	/s/ JONATHON GRECH
Jonathon Grech
Chief Legal Officer and Corporate Secretary

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